SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                          Energy Biosystems Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    29265L508
                                  (CUSIP Number)

                                  June 9, 1999
             (Date of Event Which Requires Filing of This Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 381,653 shares, which constitutes approximately 5.8% of the 6,608,966 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 6,569,557 shares outstanding.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 342,244 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 342,244 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     381,653(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9):  5.8% (3)


12.  Type of Reporting Person: CO

--------------

(1)  Power is exercised through its President and sole director, Robert M. Bass.
(2) Includes 39,409 shares of Common Stock that may be acquired upon the conversion of 40,000 shares of the Issuer's Series B Convertible Preferred Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 6,608,966 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4. Citizenship or Place of Organization: Robert M. Bass is a citizen of the United States of America.


               5.   Sole Voting Power:  342,244 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 342,244 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     381,653 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 5.8% (3)


12.  Type of Reporting Person: IN

--------------

(1)  Solely in his capacity as President and sole director of Keystone, Inc.
(2) Includes 39,409 shares of Common Stock that may be acquired upon the conversion of 40,000 shares of the Issuer's Series B Convertible Preferred Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 6,608,966 shares of the Stock outstanding.

Item 1(a).     Name of Issuer.

     .The name of the issuer is Energy Biosystems Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 4200 Research Forest Drive, The Woodlands, Texas 77381.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Keystone, Inc., a Texas corporation ("Keystone"), and Robert M. Bass ("R. Bass"), the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

      Prior to this filing, the Reporting Persons filed a statement of their holdings in the Issuer in a Schedule 13D statement dated April 29, 1997.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office or residence of each of the Reporting Persons is as follows:

                                   PRINCIPAL BUSINESS OR
          NAME                     RESIDENCE ADDRESS

          Keystone                 201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas  76102

          R. Bass                  201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas 76102

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G statement relates to the common stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 29265L508.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.   Ownership.

     (a) - (b)

     Keystone

        The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 381,653, which constitutes approximately 5.8% of the 6,608,966 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     R. Bass

     Because of his position as the President and sole Director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 381,653 shares of the Stock, which constitutes approximately 5.8% of the 6,608,966 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

      (c)

     Keystone

     Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 342,244 shares of the Stock.

     R. Bass

     Acting in his capacity as President of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 342,244 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

     It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.  Certification.

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     August 26, 1999
                                    KEYSTONE, INC.

                                    By: /s/ W. R. Cotham
                                        W. R. Cotham,
                                        Vice President


                                        /s/ W. R. Cotham
                                        W. R. COTHAM
                                        Attorney-in-Fact for:

                                        ROBERT M. BASS (1)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.